SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number: 001-13464

Telecom Argentina S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Letter to the U.S. Securities and Exchange Commission dated March 17, 2011 regarding the transfer of shares in Sofora Telecomunicaciones S.A. and the modification to the Shareholders Agreement

FREE TRANSLATION
FOR IMMEDIATE RELEASE

Buenos Aires, March 17, 2011

Securities and Exchange Commission

Re.:   Note informing Share Transfer in Sofora Telecomunicaciones S.A., controlling entity of Nortel Inversora S.A., in turn controlling entity of Telecom Argentina and amendment of the Shareholders’ Agreement of Sofora Telecomunicaciones S.A. (“Sofora”)

Dear Sirs,

I am writing to you in my capacity as Chairman of the Board of Directors of Telecom Argentina S.A (“Telecom Argentina” or the “Company”) to inform you that Nortel Inversora S.A. has informed us that Sofora Telecomunicaciones S.A. (“Sofora”) has received from its shareholders:

(i)
A note informing it about the filings made on March 10, 2011 with the Comisión Nacional de Valores and the Buenos Aires Stock Exchange by W de Argentina - Inversiones S.L. (currently in the process of transformation into a sociedad anónima or corporation), Telecom Italia S.p.A. and Telecom Italia International N.V., (jointly called the “Telecom Italia Group,” and together with W de Argentina - Inversiones S.L., the “Parties”), reporting that, on March 9, 2011, Telecom Italia International N.V. acquired from W de Argentina - Inversiones S.L. 43,970,200 shares in Sofora Telecomunicaciones S.A., equivalent to 10% of its share capital, for the amount of USD 145,000,000, at USD 3.297 per share.

As a consequence of this transaction, Telecom Italia International N.V. holds 35.5% of the shares in Sofora Telecomunicaciones S.A. and Telecom Italia S.p.A. holds 32.5% of the shares in Sofora Telecomunicaciones S.A., therefore, the Telecom Italia Group is currently the holder of 68% of the shares in Sofora Telecomunicaciones S.A., and W de Argentina - Inversiones S.L. is the holder of the remaining 32%.

(ii)
A note reporting that, on March 9, 2011, the Parties have resolved to modify the Shareholders’ Agreement of Sofora Telecomunicaciones S.A., executed on August 5, 2010 and amended on October 13, 2010, with the sole and only purpose of keeping the corporate governance structure of the Telecom Argentina Group unchanged, without affecting or modifying the rights vested in W de Argentina - Inversiones S.L. on such corporate governance as established in the Shareholders’ Agreement, and in particular, without limiting the rights of W de Argentina - Inversiones S.L. to appoint members of the Board of Directors, the Supervisory Committee (Comisión Fiscalizadora), the Audit Committee (Comité de Auditoría), the Regulatory Compliance Committee (Comité de Cumplimiento Regulatorio), the Steering Committee (Consejo de Dirección) and any other body in which W de Argentina - Inversiones S.L. was entitled to appoint members when it held 42% of the capital and the votes in Sofora Telecomunicaciones S.A. That is, W de Argentina - Inversiones S.L. will --as long as its interest in Sofora Telecomunicaciones S.A. does not become less than 32% of capital-- have the same rights provided for in the Shareholders’ Agreement regarding corporate governance of the Telecom Argentina Group as it had before the share transfer reported herein.

Yours sincerely, Enrique Garrido Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	March 17, 2011	By:	/s/ Enrique Garrido
			Name:	Enrique Garrido
			Title:	Chairman